

September 8, 2014

Via E-mail
Mr. Peter Halt
Chief Financial Officer
Rovi Corporation
2830 De La Cruz Boulevard
Santa Clara, California 95050

> **Re:** **Rovi Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 12, 2014**
> **Definitive Proxy Statement on Schedule 14A filed March 11, 2014**
> **Form 8-K filed April 30, 2014**
> **File No. 0-53413**

Dear Mr. Halt:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business, page 3

General

1. Note 2 to the financial statements states that one customer represented approximately 11% of the company's net revenues from continuing operations for the years ended December 31, 2013 and 2012 and that as of December 31, 2013, a receivable from one customer represented 14% of the company's account receivable. Please tell us, with a view toward future disclosure, what consideration you have given to discussing your dependence on your major customers and identifying such customers in your business disclosure. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Intellectual Property Rights, page 10

2.   We note your disclosure stating that your U.S. issued patents will expire at different times and that the latest expiration date is in 2032. Please tell us, with a view toward future disclosure, what consideration you have given to disclosing the duration of the material patents, both U.S. and foreign, that you hold. See Item 101(c)(1)(iv) of Regulation S-K. In addition, given the significance of the patents to your business operations and the likely impact of any expiration of those patents, it appears that your ability to continue deriving licensing revenues from your patents may be a known, material uncertainty warranting discussion pursuant to Item 303(a)(3) of Regulation S-K. To the extent that you derive a material amount of revenues from a limited number of patents, please include an expanded discussion of your reliance on these patents.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

3.   Throughout your discussion of the results of operations, you refer to various factors that have impacted your results without quantifying the impact of each factor. For example, you attribute the increase in service provider revenues to catch-up license payments and growth in IPG patent and IPG product subscribers. As another example, you attribute the decrease in the cost of revenues to a decrease in patent litigation costs and employee related costs due to the restructuring. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please tell us whether you considered quantifying the sources of material changes and offsetting factors, and provide us with an example of proposed revised disclosures that you will include in future filings beginning with your next Form 10-Q.

4.   Quantify for us the amount of revenues associated with each revenue stream (i.e., advertising, metadata, IPG/ACP licenses, catch-up license payments). If material, tell us your consideration of also including a discussion of the changes in each revenue stream in the filing.

Liquidity and Capital Resources, page 46

5.   The disclosures in this section do not appear to address changes in your balance sheet that materially affected your operating cash flows. For example, we note that accounts receivable and prepaid expenses, other current assets and other assets changed significantly from December 31, 2012; however, the reasons for such increases are not evident from your disclosures. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. In addition, supplementally explain the significant increase in deferred revenues as of June 30, 2014. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Consolidated Statements of Operations, page F-4

6.   We note that you disclose a separate line item for amortization of intangible assets within operating expenses and that amortization of certain intangible assets is not included as a cost of revenue based on your disclosure on page F-11. Please tell us your consideration for including amortization of certain intangible assets that relate to the generation of revenues (e.g. developed technology and patents, content databases, etc.) within costs of revenues. Refer by analogy to ASC 985-20-45 for guidance.

Item 8. Financial Statements and Supplementary Data

Revenue Recognition, page F-10

7.   We note your disclosure on page 7 that for your HTML Guide product line you have moved from embedding your software technology into a consumer electronic device to using web standards. Please clarify whether your interactive program guides are considered software products in instances when you embed the software into the consumer electronic device as well as when it is delivered using web standards. As part of your response please explain why you believe your products do, or do not, fall under the industry specific guidance for software revenue recognition, and tell us how you considered the guidance in ASC 985-605-15.

8.   We note that for your multiple element arrangements, you allocate revenue to all deliverables based on their relative selling prices. Tell us the nature of the deliverables included in these arrangements and whether these multiple-element arrangements are material. If revenue under these arrangements is material, please tell us how you determine the selling price of each of the deliverables in your multiple element arrangements, including the significant factors, inputs, assumptions and methods used to determine the selling price. Please also tell us what consideration was given to disclosing this information. Refer to ASC 605-25-30-6(A) through (C) and ASC 605-25-50-2(e).

Note 5. Discontinued Operations and Assets Held for Sale, page F-16

9.   We note that you sold the Rovi Entertainment Store on September 1, 2013 and agreed to transfer $8.5 million to the buyer and receive a $2 million unsecured note in relation to this sale. Tell us the total amount paid or assets exchanged by the buyer in relation to this sale. If the assets exchanged by the buyer totaled less than the cash transferred by the company, further explain the nature of this transaction, whether the company will have an continuing involvement in the business, and how your analyzed ASC 205-20-45-1 in determining that conditions for reporting as discontinued operations were met.

Note 14. Income Taxes, page F-30

10.   Please explain further the caption in your effective income tax rate reconciliation table for "tax impact on foreign operations." In this regard, tell us which of your foreign jurisdictions had a more significant impact on your foreign tax rate differential for each period presented. Tell us the statutory tax rates in these jurisdictions and how they contributed to an increase in your overall effective tax rate.

11.   We note that you have $191 million of undistributed earnings of non-U.S. subsidiaries and that such earnings are considered to be permanently reinvested outside the U.S. Please tell us your consideration for disclosing the amount of your unrecognized deferred tax liability related to these earnings or including a statement that determination of such amounts are not practicable. Refer to ASC 740-30-50-2(c).

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed March 11, 2014)

Compensation Discussion and Analysis, page 29

12.   We note your disclosure that beginning in February 2014, vesting of performance shares will be based, in part, on adjusted pro forma revenue. You disclose also that under the 2013 Executive Incentive Plan, named executive officers would be eligible to earn their annual variable cash bonuses based in part on the company's achievement of a worldwide adjusted pro forma revenue target. In future filings, please clarify how such metrics are calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Form 8-K filed April 30, 2014

13.   It appears the non-GAAP operating statement columnar format that you describe as pro-forma appearing in your April 30, 2014 Form 8-K conveys undue prominence to a statement based on non-GAAP information. Please tell us your consideration for the guidance in Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm in determining your presentation is appropriate. As a substitute for this presentation, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.), provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

14.   Additionally, the presentation of non-GAAP financial measures described as adjusted pro-forma income and adjusted pro-forma income per common share, as well as your use of "pro forma" to describe the non-GAAP reconciliation and other information provided, imply that these amounts are determined and presented pursuant to Article 11 of Regulation S-X. Given that it does not appear that these amounts are determined and presented pursuant to Article 11 of Regulation S-X, please retitle these non-GAAP financial measures and presentations or further advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Kim, Staff Attorney, at (202) 551-3579 or Katherine Wray, Attorney-Advisor, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief